SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/10/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
367,932

8. SHARED VOTING POWER
547,386

9. SOLE DISPOSITIVE POWER
367,932
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,386


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
915,318 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.84%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
367,932

8. SHARED VOTING POWER
547,386

9. SOLE DISPOSITIVE POWER
367,932
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,386


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
915,318 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.84%


14. TYPE OF REPORTING PERSON

IN

__________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
367,932

8. SHARED VOTING POWER
547,386

9. SOLE DISPOSITIVE POWER
367,932
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,386


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
915,318 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.84%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
367,932

8. SHARED VOTING POWER
547,386

9. SOLE DISPOSITIVE POWER
367,932
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,386


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
915,318 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.84%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Aberdeen Japan Equity Fund Inc. ("JEQ" or the "Issuer").

The principal executive offices of JEQ are located at

ABERDEEN ASSET MANAGEMENT INC.
1735 MARKET STREET - 32ND FLOOR
PHILADELPHIA PA 19103


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit 1 - Advance notice letter.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 8, 2018, there were 13,377,692 shares of common stock outstanding as of October 31, 2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of April 19, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 951,318 shares of JEQ (representing 6.84% of JEQ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 915,318 shares of JEQ include 367,932 shares (representing 2.75% of JEQ's outstanding shares) that are beneficially owned by Mr. Goldstein, Mr. Dakos, Mr. Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 915,318 shares of JEQ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 547,386 shares (representing 4.09% of JEQ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 367,932 shares. Bulldog Investors, LLC has shared power to dispose of and vote 547,386 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JEQ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of JEQ were bought:

Date:		        Shares:		Price:
03/21/18		7,200		9.0010
03/22/18		15,000		9.0335
03/26/18		9,300		8.8827
03/27/18		5,051		9.0676
03/28/18		3,462		9.0499
03/29/18		200		9.1400
04/02/18		18,514		9.1033
04/03/18		6,722		9.1037
04/05/18		8,041		9.2449
04/06/18		9,401		9.1579
04/09/18		5,719		9.2497
04/10/18		34,652		9.2363
04/11/18		31,634		9.1872
04/12/18		4,700		9.1084
04/13/18		153,307		9.1265
04/16/18		2,200		9.1091
04/17/18		7,808		9.1252
04/18/18		3,300		9.1855
04/19/18		10,324		9.1883





d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1 & 2


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/20/18

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

        Opportunity Partners, L.P., 250 Pehle Ave., Suite 708, Saddle
          Brook, NJ 07663 201-881-7100 // pgoldstein@bulldoginvestors.com

						April 18, 2018

Aberdeen Japan Equity Fund, Inc.
c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103

Attention: Megan Kennedy, Vice President and Secretary

Dear Ms. Kennedy:

    Opportunity Partners, L.P. beneficially owns approximately 120,000 shares of Aberdeen Japan Equity Fund, Inc. (the "Fund") including 100 shares held in registered name. In aggregate, Bulldog Investors, LLC, the investment advisor of Opportunity Partners and other clients, beneficially owns approximately 900,000 shares of the Fund.

    Pursuant to Section 11 of Article I of the Fund's Bylaws, Opportunity Partners intends to present one proposal and to nominate Richard Abraham for election as an independent director at the Fund's next annual stockholder meeting (the "Meeting"). (We assume that, because of Mr. Gruber's retirement last December, only one director will be elected at the Meeting.) Mr. Abraham has consented in writing to being named in any proxy statement as a nominee and to serve as a director if elected. There are no arrangements or understandings between Opportunity Partners, and Mr. Abraham and we are not aware of any family or other relationship between him and any director or officer of the Fund. He can be contacted at the above address.

    Mr. Abraham is 62 years old and has been a Director of the Mexico Equity and Income Fund, Inc. since 2015. He graduated magna cum laude with a degree in accounting and finance from the Wharton School of Business at the University of Pennsylvania. He worked for 10 years as a computer systems analyst (as an independent consultant) and for 7 years as a currency trader and manager for the Professional Edge Fund on the floor of The Philadelphia Stock Exchange. Mr. Abraham is currently self-employed as a securities trader.

    Our proposal reads as follows:

      The Board of Directors is requested to adopt a plan of liquidation of the Fund.

    We support this proposal and believe it is in the best interest of stockholders because we believe the Fund's investment performance does not outweigh the benefit to stockholders of permanently eliminating the persistent discount to NAV.

    Opportunity Partners has not received any financial assistance, funding or other consideration from any person regarding the proposal or Mr. Abraham's nomination and has not engaged in any hedging transactions in connection with its investment in the Fund. Opportunity Partners is a member of a Section 13D group which intends to solicit proxies from all stockholders of the Fund and to have a representative at the meeting to present such proxies.

    Please advise us as soon as possible if you have any concerns about the validity of this notice or if our presumption that only one director will be elected at the Meeting. Thank you for your prompt attention to this matter.

					       Sincerely yours,

					    /S/Phillip Goldstein

					       Phillip Goldstein
					       Member
				               Kimball & Winthrop, LLC
				               General Partner




Exhibit 2:

Agreement to Make Joint Filing

	Agreement made as of the 20th day of April, 2018, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Aberdeen Japan Equity Fund Inc.
(JEQ), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of JEQ;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member